SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ (National Corporate Taxpayers Register): 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE (Company Register Identification Number) 53300000859

MINUTES OF THE ONE HUNDRED AND EIGHTY-FIRST EXTRAORDINARY GENERAL MEETING, HELD ON FEBRUARY 22, 2022

1.  DATE, TIME AND PLACE: The meeting was held on February 22, 2022, at 02:00pm Brasília-DF time, exclusively in digital form through the Ten Meetings platform (“Digital Platform”), pursuant to Article 4, paragraph 2, item I and Article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009.

2. NOTICE: The call notice was published pursuant to Article 124 of Law 6.404/1976 (“Lei das Sociedades por Ações” or “Corporation Law”), in the Diário Oficial da União (“D.O.U.”) and in the Jornal de Brasília on January 21, 24 and 25, 2022.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions of item 2 above, the call notice and the Management Proposal were also published and disclosed on the websites of the Company (Eletrobras RI), the Securities and Exchange Commission of Brazil – CVM website (www.cvm.gov.br) and of B3 S/A – Brasil, Bolsa, Balcão (B3) (www.b3.com.br).

4. ATTENDANCE: The shareholders who participated through the digital platform were present, including the representative of the Federal Government, Mr. Ivo Cordeiro Pinho Timbó, appointed by the Administrative Rule PGFN No. 17, of June 26, 2019, published on the D.O.U. of July 01, 2019, and those who presented, in accordance with the legislation in force, a valid remote voting form, the installation quorum was shareholders representing 86.85% (eighty six point eighty five percent) of the Company’s voting capital stock. This installation quorum meets the minimum requirement of two-thirds (2/3) of the voting capital stock, as provided in Article 135 of Law No. 6.404/1976 to resolve on items on the agenda. Mr. Daniel Alves Ferreira, Board of Directors member and member of the Audit and Statutory Risk Committee, Ms. Thaís Marcia Fernandes Matano Lacerda and Mr. Carlos Eduardo Teixeira Taveiros, Fiscal Council members; Ms. Camila Gualda Sampaio Araujo, Governance, Risk and Compliance Officer; Mr. Fernando Antonio Ribeiro Soares, Advisor to the President; Ms. Fernanda Ladeira de Medeiros, Advidor to the Transmission Board; Mr. André de Avellar Torres, Legal Coordinator, Mr. Rafael Gusmão Rodrigues de Andrade, Manager of the Advisory Legal Department, Ms. Cristiane Vieira de Paiva, Advisory Legal Department Attorney; Ms. Thatiana Martins dos Santos Silva, Governance and Compliance Coordinator, Ms. Angela do Carmo Magalhães, Corporate Governance Department Manager, Ms. Dilma Maria Teodoro, Corporate Governance Department Technician; Ms. Paula Prado Rodrigues Couto, Investor Relations Coordinator, Mr. Francisco de Assis Duarte de Lima, Market Relations Manager, and the Investor Relations team; Mr. Rodrigo Vilella Ruiz, Planning and Control Coordinator; Ms. Flavia Francesca Capano Serra, Integrated Energy Management Manager; Mr. Bruno Klapper Lopes, Governance Secretary; Ms. Claudia Casiuch, General Secretary of the Presidency; Ms. Maria Isabel do Prado Bocater, Mr. Bruno Carriello, Mr. Maurício Gobbi dos Santos and Ms. Beatriz Sampaio de Lucena, external legal counsels of Eletrobras were also present to provide clarifications and support.

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5. CHAIRMAN: Eletrobras’ Financial and Investor Relations Director, Ms. ELVIRA BARACUHY CAVALCANTI PRESTA took over as Chairman of the meeting, pursuant to Article 17, paragraph 6, of the Bylaws, replacing the President of the Board of Directors, Mr. RUY FLAKS SCHNEIDER. Mr. JOSÉ EDUARDO GUIMARÃES BARROS, General Legal Advisor, acted as vice president of the meeting, pursuant to the Deliberation of Eletrobras’ Board of Directors No. 017/2022, of February 18, 2022, with Mr. JOÃO LAUDO DE CAMARGO as secretary.

6. AGENDA: Deliberate on the items contained in the Management Proposal specified below:

6.1. Approve the corporate restructuring of Eletrobras, with effectiveness conditioned to the privatization of Eletrobras, under the terms and conditions set forth in item 6.12, pursuant to CPPI Resolution No. 203 with the modifications of CPPI Resolution No. 221, in order to maintain, directly or indirectly, the control of the Federal Government through Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”) on the facilities and assets held or managed by Eletrobras, particularly in Eletrobras Termonuclear S.A. (“Eletronuclear”) and Itaipu Binacional (“Itaipu”), both binational entities created by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973) between the Federal Republic of Brazil and the Republic of Paraguay, to be carried out under the following conditions:

(i) execution of the corresponding purchase and sale agreement for the sale of all the shares held by Eletrobras in Itaipu to ENBPar, for the total price of R$1,212,148,151.65 (one billion, two hundred and twelve million, one hundred and forty-eight thousand, one hundred and fifty-one reais and sixty-five cents), to be paid according to the conditions established by CPPI Resolution No. 203 with the modifications of CPPI Resolution No. 221, under the terms of the contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting;

(ii) execution by and among the Company and ENBPar of an investment agreement concerning the stock ownership at Eletronuclear according to contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, which provide, among other things:

a) the participation in fundraising for the Angra 3 power plant through the granting of fidejussory guarantees as well as financing as loans to Eletronuclear for the total amount required to conclude Angra 3 works as per the surveys conducted by BNDES and provided by Decree No. 9915 of July 16, 2019 and the Law No. 14120 of March 1, 2021, to the proportion of their ownership of voting stock in Eletronuclear. To calculate their proportion, any supporting guarantees, loans and contractual obligations already existing between the Federal Government or the Company and Eletronuclear shall be disregarded from the calculation but still being effective;

(b) the undertaking of all acts under their competence to subscribe new Eletronuclear’s shares to be issued in the way set by the surveys conducted by Eletronuclear along with BNDES, to the proportion of their ownership of voting stock in Eletronuclear;

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(iii) during the extraordinary general meeting to be called by Eletronuclear, approving that the latter issue 308,443,302,951 (three hundred and eight billion, four hundred and forty-three million, three hundred and two thousand, nine hundred and fifty-one) new common shares for the total price of R$ 7,606,963,647.84 (seven billion, six hundred and six million, nine hundred and sixty-three thousand, six hundred and forty-seven reais and eighty-four cents) and 86,367,502,441 (eighty-six billion, three hundred and sixty-seven million, five hundred and two thousand, four hundred and forty-one) new preferred shares for the total price of R$2,130,033,121.60 (two billion, one hundred and thirty million, thirty-three thousand, one hundred and twenty-one reais and sixty cents) (jointly referred as “New Shares”), out of which R$2,704,317,107.98 (two billion, seven hundred and four million, three hundred and seventeen thousand, one hundred and seven reais and ninety-eight cents) will be used to comprise a capital reserve to pay all the cumulative minimum of priority dividends from the preferred shares issued by Eletronuclear, under the terms of the item (vi) below, which the remaining amount will be used for the capital account;

(iv) Company’s subscription of some of the New Shares, with 166,379,229,311 (one hundred and sixty-six billion, three hundred and seventy-nine million, two hundred and twenty-nine thousand, three hundred and eleven) common shares and 86,329,103,046 (eighty-six billion, three hundred and twenty-six million, one hundred and three thousand, forty-six) preferred shares, for the total price of R$6,232,329,437.73 (six billion, two hundred and thirty-two million, three hundred and twenty-nine thousand, four hundred and thirty-seven reais and seventy-three cents) (jointly referred as “New Eletrobras Shares”), the respective paying-in having to occur on the settlement date of the Offering (as defined below), with:

(a) R$2,698,927,439.83 (two billion, six hundred and ninety-eight million, nine hundred and twenty-seven thousand, four hundred and thirty-nine reais and eighty-three cents), prioritizing the used of credits concerning the cumulative minimum of priority dividends from Eletronuclear, under the terms of item (vi) below;

(b) R$3,529,308,617.02 (three billion, five hundred and twenty-nine million, three hundred and eight thousand, six hundred and seventeen reais and two cents), prioritizing upon fundraising to advances for future capital increase by the Company with Eletronuclear until January 2022; and

(c) in Brazilian national currency for the remaining amount;

(v) the Company assigning to ENBPar for free the preemptive rights to subscribe a portion of the New Shares for an amount equivalent to R$ 3,500,000,000.00 (three billion and five hundred million reais), corresponding to 141,916,224,437 (one hundred and forty-one billion, nine hundred and sixteen million, two hundred and twenty-four thousand, four hundred and thirty-seven) common shares (“New ENBPar Shares”), with ENBPar having to exercise the preemptive rights to subscribe the New ENBPar Shares assigned to it, the respective paying-in having to occur on the settlement date of the Offering in the Brazilian national currency;

(vi) during the extraordinary general meeting to be called by Eletronuclear, approving Eletronuclear’s statement of dividends to the preferred shareholders in the amount of R$2,703,020,820.70 (two billion, seven hundred and three million, twenty thousand, eight hundred and twenty reais and seventy cents) adjusted as per the Decree 2673 of July 16, 1998, prepared for the Eletronuclear’s meeting date, equivalent to the amount of unpaid cumulative minimum of priority dividends corresponding to the fiscal years from 2010

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(inclusive) to 2021 (inclusive), as well as statutory authorization to be paid using Eletronuclear’s capital reserves on the settlement date of the Offering;

(vii) during the extraordinary general meeting to be called by Eletronuclear, approving the change to the rights for (a) preferred shares issued by Eletronuclear, extinguishing the right to cumulative minimum of priority dividends and the right to vote in resolutions regarding amendments to the Eletronuclear’s By-Laws, maintaining the capital reimbursement as priority, and (b) common shares issued by Eletronuclear, that will no longer grant the right to dividends equivalent to 12% (twelve per cent) per year before the payment of the remaining dividends to those holding preferred shares;

(viii) during the extraordinary general meeting to be called by Eletronuclear and to enforce the corporate acts practiced after the meeting, except for the operations of corporate restructuring of Eletronuclear resulting from the denationalization of Eletrobras, approving that the reimbursement amount for the cases in which Eletronuclear’s shareholders exercise of right of dissent and appraisal be the highest between (i) the book value of the respective acts, and (ii) the economic value of the respective acts, according to the valuation report to be prepared by an independent third party using the discounted cash flow method when exercising the right of dissent and appraisal;

(ix) during the extraordinary general meeting to be called by Eletronuclear, approving the amendment of the Eletronuclear’s by-laws to create a committee for affairs concerning the planning and implementation of the Angra 3 Nuclear Power Plant (“Statutory Follow-up Committee for the Angra 3 Nuclear Power Plant Project - COANGRA”), which shall be operating until the Angra 3 Nuclear Power Plant starts its commercial operations, with the purpose of advising the Board of Directors of Eletronuclear, including assessing and opining in advance about contracting assets, services, works, financing and guarantees related to the project, being comprised by five members, with the parity representing ENBPar and Eletrobras ensured, with up to two members appointed by Directors elected by ENBPar, up to two members appointed by Directors elected by Eletrobras plus one external independent member appointed in common agreement by Eletrobras and ENBPar, all duly paid.

(x) during the extraordinary general meeting to be called by Eletronuclear, approving the optional conversion program for 124,541,409,099 (one hundred and twenty-four billion, five hundred and forty-one million, four hundred and nine thousand and ninety-nine) common shares issued by the Company into preferred shares, at a ratio of one (1) common share for one (1) preferred share, respecting the legal limit of proportion between common and preferred shares;

(xi) Company’s adhesion to the optional conversion program mentioned in the item (x) above, encompassing the highest possible number of common shares held by the Company, respecting the applicable limit provided by item (x);

(xii) execution by and among the Company and ENBPar of the Eletronuclear’s shareholders’ agreement as per contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, essentially providing:

(a) that COANGRA shall be operational until Angra 3 starts its commercial operations;

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(b) ENBPar’s preemptive rights over the disposal of shares issued by Eletronuclear and held by the Company; and

(c) the Company’s right to appoint the Eletronuclear’s Chief Financial Officer;

(xiii) during the extraordinary general meeting to be called by Eletronuclear, approving the composition and organization of competencies of Eletronuclear’s Executive Board to:

(a) split the duties of an Executive Officer for Administration and Finance into one Chief Administrative Officer and one Chief Financial Officer during the effectiveness of the shareholders’ agreement mentioned in the item (xii) above; and

(b) until the start of the commercial operation of Angra 3, provide a Director position for Angra 3. Said director will coordinate the activities to support the conclusion of the services contracted with BNDES and those involving engineering services as well as contracting financing and the project management required to conclude the Angra 3 Nuclear Power Plant;

(xiv) approving the transfer of ownership of quotas from the fund for decommissioning of nuclear power plants from the Company to Eletronuclear as provided by Resolution No. 8 of September 17, 2002 from the Brazilian Council of Economic Policy (CNPE), offsetting the obligations to transfer the related funds between the companies;

(xv) for a transition term of up to 12 (twelve) months counted as of the date of settlement of a public offering of shares to denationalize the Company, authorizing the Company to remain managing trading agreements within the scope of the Alternative Energy Sources Incentive Program (PROINFA), the management of the current account named Electric Power Preservation National Program (Procel), the financing contracts using funds from the Reversal Global Reserve (RGR), the Mais Luz para a Amazônia and Luz para Todos programs, and the management of properties of the Federal Government as provided by Decree-Law No. 1383 of December 26, 1974;

(xvi) according to the contractual instrument attached to the Management Proposal of the 181st Extraordinary General Meeting, execution by and among the Company and ENBPar of agreement on the operational transition of management of the activities and the assignment of trading agreements within the scope of the Alternative Energy Sources Incentive Program (PROINFA), the management of the current account named Electric Power Preservation National Program (Procel), the financing contracts using funds from the Reversal Global Reserve (RGR), the Mais Luz para a Amazônia and Luz para Todos programs, and the management of properties of the Federal Government as provided by Decree-Law No. 1383 of December 26, 1974, as well as the Company’s free assumption of the commitment to support and advise ENBPar managing these activities, involving personnel training and availability of databases and information;

(xvii) Company’s rendering of support and advisory services to ENBPar required for trading Itaipu’s energy upon compensation to be agreed between the parties for a maximum term of 180 (one hundred and eighty) days counted as of the date of settlement of the Offering, under the terms of the contractual instrument, regarding the transfer of equity interest in Itaipu. Said instrument is attached to the Management Proposal of the 181st Extraordinary General Meeting; and

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(xviii) approving the amendment to the Eletronuclear’s By-Laws so that some chapters, articles, sections and paragraphs of the By-Laws are amended, included, renumbered and/or deleted, with the Eletronuclear’s By-Laws henceforth having the wording provided by the mentioned Exhibit to the Management Proposal of the 181st Extraordinary General Meeting.

6.2. With effectiveness condition to Eletrobras’ privatization and under the terms and conditions provided in item 6.12, approving that the Company and its subsidiaries, as applicable, execute new concessions of electric energy generation for the term of 30 (thirty) years upon the payment of R$32,073,001,926.43 (thirty-two billion, seventy-three million, one thousand and nine hundred and twenty-six reais and forty-three cents) as the Energy Development Account (CDE) and R$ 25,379,079,917.76 (twenty-five billion, three hundred and seventy-nine, seventy-nine thousand, nine hundred and seventeen reais and seventy-six cents) as the bonus for granting new agreements of concessions of electric energy generation, as provided by the CNPE Resolution 30 of December 21, 2021, related to hydroelectric power plants that:

I -– have been postponed under the terms of art. 1 of Law No. 12.783 dated January 11, 2013;

II -– are governed by the provisions in item II, paragraph 2 of art. 22 of Law No. 11.943 dated May 28, 2009;

III -– are governed by the provisions in paragraph 3 of art. 10 of Law No. 13.182 dated November 3, 2015;

IV -– have been granted by the Concession Agreement No. 007/2004-Aneel-Eletronorte;

V - have been granted by the Concession Agreement No. 004/2004-Aneel-Furnas, specifically for the Mascarenhas de Moraes UHE (hydroelectric power plant).

6.3. To approve, with effectiveness conditioned to the privatization of Eletrobras under the terms and conditions described in item 6.12, the maintenance of the payment of associative contributions to the Electric Energy Research Center (Cepel), for a period of 6 (six) years, counted from the date of privatization of the Company, pursuant to §4 of art. 3 of Law 14.182/2021;

6.4. Approving, with effectiveness conditioned to the privatization of Eletrobras under the terms and conditions described in item 6.12, the assumption of obligations provided for in Resolution CNPE 15, with the amendments to Resolution CNPE 30, and the assumption of subsidiary responsibility for compliance with the programs established in arts. 6, 7 and 8 of Law 14.182/2021, aimed at the development of projects that will comprise the following programs:

a) revitalization of the water resources of the São Francisco River and Parnaíba River basins, directly by Eletrobras or, indirectly, through its subsidiary Companhia Hidrelétrica do São Francisco (Chesf) or units of the Brazilian Army;

b) structural reduction of energy generation costs in the Legal Amazon and for the navigability of the Madeira River and the Tocantins River, directly by Eletrobras or, indirectly, through its subsidiary Eletronorte; and

c) revitalization of the water resources of the hydrographic basins, defined according to item V of the caput of art. 1 of Law No. 9,433, of January 8, 1997, in the area of influence of the reservoirs of the hydroelectric plants of Furnas, whose concession contracts are affected by this Law, directly by Eletrobras or, indirectly, through its subsidiary Furnas.

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6.5. Authorize the Company to carry out a public offering for the distribution of common shares issued by the Company and American Depositary Receipts (“ADR”), which will be carried out to implement its privatization, pursuant to Law No. 14,182/2021 and Resolution CPPI 203, with subsequent amendments, including Resolution CPPI 221 (“Offer”), and consequent submission of the Offer registration request to the Securities and Exchange Commission (“CVM”) pursuant to Law No. 6,385, of 7 December 1976, as amended, CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable legal and regulatory provisions, and to the US Securities and Exchange Commission (“SEC”), pursuant to the US Securities Act of 1933, as amended, and other rules adopted by the SEC.

6.6. Authorize and delegate to the Board of Directors powers to:

(i) negotiate, define and approve all the terms and conditions of the Offer, subject to the provisions of applicable legislation and regulations, including, without limitation:

(a) respective schedules, structure and other terms and conditions, including, as applicable, the issuance of additional shares/ADRs (hot issue) and additional shares/ADRs (green shoe);

(b) the increase in the Company’s capital stock, within the limits of the authorized capital to be created pursuant to item 6.7(i) below the agenda, for the purposes of the Offer; and

(c) the issuance price of shares within the scope of the Offer after completion of the bookbuilding procedure (“Price per Share”), provided that the Price per Share cannot be lower than the minimum price per common share to be defined by the CPPI, and provided that the operation provided for under Resolution CPPI 203, with subsequent modifications, including Resolution CPPI 221, is approved by the Federal Audit Court;

(ii) approve the prospectuses, forms, prospectus and other documents, instruments and contracts related to the Offer; and

(iii) authorize the Company’s directors to perform all acts that may be necessary within the scope of the Offer, including, without limitation, communication with, among others, CVM, SEC and B3 SA – Brasil, Bolsa, Balcão, and the negotiation, contracting and entering into all documents, instruments and contracts that may be necessary for the execution of the Offer;

6.7. Approve the amendment to the Company’s Bylaws, allowing:

(i) to establish the Company’s authorized capital, pursuant to art. 168 of Law No. 6,404, of December 15, 1976, as amended (“Corporations Law”), allowing the Board of Directors to increase the Company’s capital stock up to the limit of BRL 80,000,000,000.00 (eighty billions of reais), regardless of statutory reform, through the issuance of new common shares; and

(ii) to exclude the shareholders’ preemptive right in the subscription of shares issued through public offerings, pursuant to art. 172, caput and item I, of the Brazilian Corporations Law.

6.8. As a result of the possible approval of item 6.7 above in the agenda, approving the amendment, inclusion, renumbering and/or exclusion of the following Chapters, articles, items and paragraphs of the Company’s Bylaws, as well as the inclusion of art. 70 to the Eletrobras Bylaws, containing the statutory provisions that will be applicable after the privatization of the Company, pursuant to Law No. 14,182, of July 12, 2021, with the Company’s Bylaws now having the consolidated wording contained in the aforementioned annex to the Management Proposal of the 181st. Extraordinary Shareholders’ Meeting:

Inclusions:

Art. 8 - Inclusion of a Sole Paragraph for the creation of authorized capital;

Art. 8 - Inclusion of Item I regarding the authorization for the Board of Directors to approve the issuance of Company shares; and

Art. 8 - Inclusion of Item II to allow the absence of preemptive rights of shareholders in the subscription of shares issued through public offerings; and

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Art. 70 inclusion of the version of the Company’s Bylaws that will become effective upon the liquidation of the Offer.

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6.9. To approve, pursuant to resolution CPPI 221, the conversion of 1 (one) class B preferred share issued by the Company and held by the Federal Government to, pursuant to Law No. 14,182/2021, create a special class of preferred share, which will be subscribed by the Federal Government for its exclusive ownership, and which will give veto power over corporate resolutions that aim to modify or remove the statutory provisions to be created, according to item 6.10 below, in order to, under the terms of Law No. 14.182/2021:

(i) prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% (ten percent) of the number of shares into which the Company’s voting capital is divided; and

(ii) prohibit the execution of a shareholders’ agreement for the exercise of voting rights, except for the formation of blocks with a number of votes lower than 10% (ten percent) of the number of shares into which the Company’s voting capital may be divided, with the consequent amendment of the Bylaws to provide for such conversion and the existence of such special class preferred share.

6.10. To approve, if the amendments to the bylaws proposed in items 6.7 and 6.8 are approved, the following amendments, inclusions, renumbering and/or exclusions of the following Chapters, articles, items and paragraphs of the Company’s Bylaws:

Art. 1 - alteration of the wording to adapt to the private company.

Art. 1 - inclusion of a single paragraph to adapt to the private company.

Art. 4 - exclusion of item II to adapt to the private company.

Art. 4 - unification of items III and IV, being renumbered as item II.

Chapter II – Change of title to adapt to the private company.

Art. 5 - change of wording to adapt to the private company.

Art. 5 - exclusion of the 1st., 2nd., 3rd. and 4th. paragraphs and their respective items.

Art. 6 - exclusion to adapt to the private company.

Art. 7 - exclusion of the caput to adapt to the private company.

Art. 7 Sole Paragraph and its items from I to V – renumbered as Art. 5 Sole Paragraph, items I to V.

Art. 8 - Renumbering as art. 6 and wording adjustment to create a golden share.

Art. 9 - Renumbering as art. 7, adjustment in the wording of items I and II, and inclusion of item III to adapt to the private company.

Art. 9 - Inclusion of paragraph 3 to adapt to the private company.

Inclusion of art. 8 and sole paragraph to adapt to the private company.

Inclusion of art. 9 and paragraphs 1 and 2 to adapt to the private company.

Inclusion of art. 10, items I to IV and paragraphs 1 to 5 to adapt to the private company.

Inclusion of art. 11 and sole paragraph to adapt to the private company.

Inclusion of art. 12 and sole paragraph to adapt to the private company.

Art. 10 renumbered as art. 13, inclusion of paragraph 3, renumbering of paragraphs 3 and 4 as 4 and 5 and wording adjustment in order to adapt to the private company.

Art. 11 renumbered as art. 14 and adjustment to the wording of paragraph 1.

Art. 12 renumbered as art. 15.

Art. 13 renumbered as art. 16.

Art. 14 renumbered as art. 17.

Art. 15 renumbered as art. 18 and adjustment to the wording.

Art. 16 renumbered as art. 19 and adjustment to the wording of item III.

Art. 17 renumbered as art. 20, adjustment to the wording of item IX and paragraph 2, inclusion of item X and paragraph 3 and renumbering of paragraphs 3 to 6, moving to paragraphs 4 to 7, in order to adapt to the private company.

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Art. 18 renumbered as art. 21.

Art. 19 renumbered as art. 22, deletion of paragraph 4 and renumbering of paragraph 5 as 4.

Art. 20 renumbered as art. 23.

Art. 21 renumbered as art. 24, new wording in the caput and in paragraph 1 and exclusion of paragraph 2 in order to adapt to the private company.

Art. 22 renumbered as art. 25, paragraph 1, changed to a single paragraph and exclusion of paragraph 2 and its item I.

Art. 23 renumbered as art. 26.

Art. 24 renumbered as art. 27.

Art. 25 exclusion of the caput and the sole paragraph.

Art. 26 renumbered as art. 28.

Art. 27 exclusion of the caput and the sole paragraph.

Art. 28 renumbered as art. 29.

Art. 29 renumbered as art. 30.

Art. 30 exclude this article.

Art. 31 adjustment to the wording of paragraph 3 to adapt to the private company.

Art. 32 adjustment to the wording of item I and exclusion of items II to V.

Art. 32 adjustment to the wording of paragraphs 1 and 2, exclusion of paragraph 4, adjustment to the wording of paragraph 5 with its renumbering as 4.

Art. 33 adjustment to the wording to suit the private company.

Art. 34 adjustment to the wording to suit the private company.

Art. 34 renumbering the sole paragraph as 1st. and inclusion of the 2nd. paragraph.

Art. 36 caput adjustment to the wording of item XXV to adapt to the private company.

Art. 36 caput adjustment to the wording of item XXXII.

Art. 36 caput adjustment to the wording of items XXXIV, XXXV, XXXVI and XLVII to adapt to the private company.

Art. 36 caput exclusion of items LII and LIII.

Art. 36 caput renumbering of item LIV as LII.

Art. 36 caput renumbering of item LV as LIII with adjustment to wording.

Art. 36 caput renumbering of items LVI and LVII as LIV and LV.

Art. 36 caput exclude item LVIII.

Art. 36 caput renumbering of item LIX as LVI with adjustment to wording.

Art. 36 caput renumbering of item LX as LVII with adjustment to wording.

Art. 36 caput exclude item LXI.

Art. 36 caput renumbering of items LXII, LXIII and LXIV as LVIII, LIX and LX.

Art. 36 exclude paragraphs 1 and 2.

Art. 36 renumbering of paragraph 3 as 1.

Art. 36 renumbering of paragraph 4 as 2.

Art. 36, paragraph 4, adjustment to the wording of item II, exclusion of items III and IV and renumbering of item V as III.

Art. 39 paragraph 4 adjustment to the wording.

Art. 40 paragraphs 1, 2, 3 and 4 adjustment to wording.

Art. 40 5th paragraph exclude 5th paragraph.

Art. 40 renumbering of paragraphs 6, 7, 8 and 9 as 5, 6, 7 and 8.

Art. 40 exclude paragraphs 10 and 11.

Art. 40 renumbering of paragraphs 12 to 21 as 9 to 18.

Art. 42 caput adjustment to the wording.

Art. 42 exclude item III.

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Art. 43 paragraphs 1 to 3, adjustment to wording.

Art. 44 1st paragraph adjustment to the wording and exclusion of 3rd paragraph.

Art. 47 exclude paragraph 2 and renumbering of paragraph 3 as 2.

Art. 48 adjustment to the wording of item VI.

Art. 49 exclude item II.

Art. 49 renumbering of items III to VIII as II to VII.

Art. 49 exclude item IX.

Art. 49 renumbering of item X as VIII.

Art. 49 exclude item XI.

Art. 49 renumbering of items XII and XIII as IX and X.

Art. 51 caput adjustment to the wording.

Art. 51 exclude items I to IV and paragraph 1.

Art. 51 renumbering of paragraphs 2 and 3 as 1 and 2.

Art. 51 include the 3rd paragraph.

Art. 52 caput adjustment to the wording.

Art. 52 exclude paragraph 3.

Art. 52 adjustment to the wording and renumbering of paragraph 4 as 3.

Art. 52 exclude paragraphs 5 and 6.

Art. 52 renumbering of paragraphs 7 to 9 as 4 to 6.

Art. 55 single paragraph adjustment to the wording.

Art. 56 caput adjustment to the wording.

Art. 61 to 63 exclude articles and their respective sections and paragraphs.

Art. 64 adjustment to the wording and renumbered as art. 61.

Art. 65 renumbering as article 62.

Art. 66 to 67 exclude articles and their respective sections and paragraphs.

Art. 68 and 69 renumbered as art. 63 and 64.

6.11. To authorize Eletrobras and its subsidiaries to enter into and execute, before the effective Privatization, the legal instruments described in items 6.1 and 6.2 of the agenda, under the terms of the respective contracts, which will include a suspensive condition clause, according to which the effects of the instruments legal requirements are conditioned to the effective Privatization of the Company, pursuant to item 6.12.

6.12. Approve the privatization of Eletrobras, pursuant to Law 14,182/2021 and Resolution CPPI 203, with the amendments to Resolution CPPI 221, after the settlement of the Offer described in item 6.5, and immediately and only after the dilution of the Federal Union, and its directly or indirectly controlled bodies and entities, to a percentage equal to or less than 45% (forty-five percent) of the voting capital stock of Eletrobras, provided that:

(i) all matters provided for in items 6.1 to 6.10 of this agenda are approved by the Eletrobras Shareholders’ General Meeting;

(ii) the suspensive condition described in item 6.11 is met;

(iii) the public offering of primary and secondary issuance of Eletrobras shares, as provided for in Resolution CPPI 203, with the amendments to Resolution CPPI 221, is sufficient to dilute the Federal Union, and its bodies and entities directly or indirectly controlled, by a percentage equal or less than 45% (forty-five percent) of Eletrobras’ voting capital stock;

(iv) todos os instrumentos jurídicos retratados nos itens 6.1 e 6.2 desta ordem do dia estejam devidamente assinados pelas partes e seus intervenientes anuentes; e

(iv) all legal instruments described in items 6.1 and 6.2 of this agenda are duly signed by the parties and their consenting parties; and

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(v) approval of the privatization by the Federal Audit Court, under the terms established by Resolution CPPI 203, with the modifications of Resolution CPPI 221.

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7. RESOLUTIONS: The Meeting was installed and, with the reading of documents and proposals being waived, the shareholders present approved that the minutes be drawn up in the form of a summary of the facts, including any dissents and protests, containing only the transcript of the decisions made, as permitted under the first paragraph of Article 130 of Law 6,404/1976. The Federal Union agreed to abstain from voting on all items on the agenda, as provided for in the call notice; BNDES and BNDESPAR register that, in compliance with the best corporate governance practices and the legal instruments that govern the privatization of Eletrobras, they would abstain from voting on all items on the agenda, as they deal with resolutions that are related to the process privatization which execution BNDES is formally designated as responsible for; and the other shareholders, after examining and discussing the matters, resolved as follows, pursuant to the attached voting map:

7.1. Approval by majority vote of item 6.1 of the agenda, (i) to (xviii), stating that there were 202,620,273 votes in favor of the Management Proposal, 34,164 votes against, and also 916,749,169 abstentions and blanks;

7.2. Approval by majority vote of item 6.2 of the agenda, stating that there were 202,638,021 votes in favor of the Management Proposal, 13,804 votes against and also 916,751,781 abstentions and blanks;

7.3. Approval by majority vote of item 6.3 of the agenda, stating that there were 202,609,411 votes in favor of the Management Proposal, 62,953 votes against, and also 916,731,242 abstentions and blanks;

7.4. Approval by majority vote of item 6.4 of the agenda, stating that there were 202,637,933 votes in favor of the Management Proposal, 14,008 votes against, and also 916,751,665 abstentions and blanks;

7.5. Approval by majority vote of item 6.5 of the agenda, stating that there were 184,159,903 votes in favor of the Management Proposal, 18,492,193 votes against, and also 916,751,510 abstentions and blanks;

7.6. Approval by majority vote of item 6.6 of the agenda, (i) to (iii), stating that there were 202,640,151 votes in favor of the Management Proposal, 11,511 votes against, and also 916,751,944 abstentions and blanks;

7.7. Approval by majority vote of item 6.7 of the agenda, (i) to (ii), stating that there were 202,497,169 votes in favor of the Management Proposal, 132,294 votes against, and also 916,774,143 abstentions and blanks;

7.8. Approval by majority vote of item 6.8 of the agenda, stating that there were 202,641,260 votes in favor of the Management Proposal, 8,906 votes against, and also 916,753,440 abstentions and blanks;

7.9. Approval by majority vote of item 6.9 of the agenda, stating that there were 195,593,663 votes in favor of the Management Proposal, 7,036,689 votes against, and also 916,773,254 abstentions and blanks;

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7.10. Approval by majority vote of item 6.10 of the agenda, stating that there were 195,604,965 votes in favor of the Management Proposal, 7,046,562 votes against, and also 916,752,079 abstentions and blanks;

7.11. Approval by majority vote of item 6.11 of the agenda, stating that there were 202,608,189 votes in favor of the Management Proposal, 43,056 votes against, and also 916,752,361 abstentions and blanks;

7.12. Approval by majority vote of item 6.12 of the agenda, (i) to (v), stating that there were 202,617,447 votes in favor of the Management Proposal, 9,749 votes against, and also 916,776,410 abstentions and blanks;

7.13. To state for the record that the Eletrobras Employees Association (AEEL) submitted its vote rejecting the items on the agenda, having requested that the document be included as an annex to these minutes.

7.14 Three statements were submitted to the Board, one from the representative of AEEL, and two from shareholder João Antonio Liam, which become part of these minutes, as attachments.

7.15. To state for the record that the final approved version of Eletrobras’ Bylaws has been attached to these Minutes in its entirety.

8. CLOSING: There being no further business to discuss, the Chairman declared the meeting closed and the Meeting adjourned for the time necessary to draw up these minutes, in the form of a summary of the facts occurred. Once the session was reopened, these minutes were shown and read and, once approved, were signed by those in attendance (shareholders who sent their voting instructions by means of a remote voting ballot or who participated through the electronic remote participation, pursuant to article 21-V, § 1 of CVM Instruction No. 481/09).

Brasília, February 22, 2022.

ELVIRA BARACUHY CAVALCANTI PRESTA	JOÃO LAUDO DE CAMARGO
Chairman	Secretary

Ivo Cordeiro Pinho Timbó
Representative of the Federal Union

THIAGO TADEU SILVA DA COSTA	JOSE DONIZETTI DE OLIVEIRA
Representing BNDES/BNDESPAR	Representing CITIBANK (ADRs)

ELISA DE OLIVEIRA ALVES

Representing shareholder Eletrobras Employees Association – AEEL

RICARDO JOSÉ MARTINS GIMENEZ

Representing

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BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; LCL ACTIONS EMERGENTS; AMUNDI FUNDS; AMUNDI INDEX SOLUTIONS; ABS DIRECT EQUITY FUND LLC; IT NOW IDIV FUNDO DE INDICE; IT NOW IGCT

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FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE INDICE; ITAU ACOES DIVIDENDOS FI; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO; ITAU HEDGE MULTIMERCADO FI; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO; ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO; ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FI; ITAU PHOENIX ACOES FUNDO DE INVESTIMENTO; ITAU PREVIDENCIA IBRX FIA; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; WM IBOVESPA PLUS FUNDO DE INVEST EM ACOES.

MATEUS AMORIM

Representing

ITAU NAVI LONG SHORT PREVIDENCIA FIM; NAVI A PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES MASTER; NAVI COMPASS MASTER FUNDO DE INVESTIMENTO EM ACOES; NAVI FENDER MASTER FUNDO DE INVESTIMENTO EM ACOES; NAVI LONG BIASED MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NAVI LONG BIASED MASTER II FUNDO DE INVESTIMENTO MULTIMERCAD; NAVI LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; NAVI LONG SHORT PREVIDENCIA FIFE FIM CP; NAVI LONG SHORT XP SEGUROS PREVIDENCIA FIM; NAVI INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM ACOES; NAVI CRUISE MASTER FUNDO DE INVESTIMENTO EM ACOES; NAVI B PREVIDENCIA FIFE MASTER FUNDO DE INVESTIMENTO EM ACOE

HENRIQUE STAMBERG HAUSER

Representing

MILES ACER LONG BIAS MASTER FDO DE INVESTIMENTO MULTIMERCADO; MILES VIRTUS ADVISORY XP SEGUROS PREV MASTER FUNDO DE INVEST; MILES VIRTUS MASTER FIA; MILES VIRTUS PREVIDENCIARIO MASTER FIA.

ANDRÉ PROVENZANO NAVEIRO

Representing

BOGARI BURITI FUNDO DE INVESTIMENTO DE ACOES; BOGARI POLAR FUNDO DE INVESTIMENTO EM ACOES; BOGARI VALUE A PREVIDENCIARIO FIA FIFE; BOGARI VALUE ICATU PREV FUNDO DE INVESTIMENTO MULTIMERCADO F; BOGARI VALUE MASTER FIA; BOGARI VALUE MASTER II FUNDO DE INVESTIMENTO DE ACOES; BOGARI VALUE P FIFE PREVIDENCIARIO FIA; BOGARI VALUE Q FUNDO DE INVESTIMENTO EM ACOES PREVIDENCIARIO; GERDAU PREVIDENCIA FIA 07.

FREDERICO SAMPAIO

Representing

FP FRANKLIN TEMPLETON TOTAL RETURN FIA; FRANKLIN GLOBAL PLUS FIM DE LP; FRANKLIN IBX - FUNDO DE INVESTIMENTO EM ACOES; FRANKLIN MAXI ACOES FIA; FRANKLIN VALOR E LIQUIDEZ FVL MASTER FUNDO DE INVESTIMENTO E; TUCANO FIA PREVIDENCIARIO; SERPROS FUNDO DE INVESTIMENTO EM ACOES GERIBA; FUNDO DE INVESTIMENTO EM ACOES VALUE PREV IBRX ATIVO; FRG FIA FT; ICATU SEG FRANKLIN TEMPLETON PREVIDENCIA FIM; FUNDO DE INVESTIMENTO EM ACOES RVA EMB II

MANUEL NOGUEIRA LOIS

Representing FUNDO DE INVESTIMENTO JABURA ACOES

RODRIGO DIAS

Representing

XP MACRO PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; XP INVESTOR LONG SHORT MASTER FIM; XP LONG BIASED ADVISORY XP SEGUROS P MASTER FIM IQ; XP INVESTOR LONG BIASED FIM; : XP INVESTOR IBOVESPA ATIVO MASTER FIA; XP INVESTOR ESG MASTER FIA; XP DIVIDENDOS 30 MASTER FUNDO DE INVESTIMENTO DE ACOES; XP DIVIDENDOS FUNDO DE INVESTIMENTO DE ACOES; XP INVESTOR FUNDO DE INVESTIMENTO DE ACOES; XP INVESTOR 30 MASTER FUNDO DE INVESTIMENTO DE ACOES; XP FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES.

MARIANA ZELMANOVITS

Representing

MOAT SANTANDER PREV MASTER FIA; MOAT PREV ITAU MASTER FUNDO DE INVESTIMENTO EM ACOES; MOAT PREV FI EM ACOES; MOAT MULTI SEG PREV MASTER FIA; MOAT CAPITAL FIA MASTER.

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JOAO ANTONIO LIAN Shareholder	BARBARA SILVEIRA DAFFERNER Representing SILVIO TINI DE ARAUJO
ANDRE QUEIROZ RAMALHO Shareholder	GABRIELA MEDEIROS RUDDY SANTOS Shareholder
OSSAMA AHMAD ABDEL QADER Shareholder	RODRIGO POLITO DA SILVA Shareholder

Votes cast directly at the Company via BVD

SAFARI LONG BIAS II MASTER FUNDO DE INVESTIMENTO MULTIMERCAD; SAFARI MASTER FIM; SAFARI MASTER PREV FUNDO DE INVESTIMENTO MULTIMERCADO; CONSTELLATION BRADESCO 100 FIFE FUNDO DE INVESTIMENTO EM  AC; CONSTELLATION CAMBARA FUNDO DE INVESTIMENTO EM ACOES; CONSTELLATION FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM A; CONSTELLATION 100 PREV FIM FIFE; CONSTELLATION ICATU 70 PREV FIM; CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO DE AC; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE ACOES; CONSTELLATION RESERVA FUNDO DE INVESTIMENTO EM ACOES; CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMER; CONSTELLATION 70 PREVIDENCIA FIP MULTIMERCADO; SQUADRA MASTER LONG BIASED FIA; SQUADRA MASTER LONG ONLY FIA; SQUADRA MASTER IVP FUNDO DE INVESTIMENTO EM ACOES; FPRV SQA SANHACO FIA PREVIDENCIARIO; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO EM ACOES RVA EMB IV; GROUPER EQUITY  LLC; SNAPPER EQUITY LLC; SV2 EQUITY LLC; SV3 EQUITY LLC

DISTANCE VOTING BULLETIN

CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CIBC EMERGING MARKETS INDEX FUND; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; RAYTHEON TECHNOLOGIES C. M. R. TRUST; VANGUARD INVESTMENT SERIES PLC; STATE OF NEW JERSEY COMMON PENSION FUND D; AEGON CUSTODY BV; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; VKF INVESTMENTS LTD; WASHINGTON STATE INVESTMENT BOARD; SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; NEW ZEALAND SUPERANNUATION FUND; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; CITY OF NEW YORK GROUP TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; COMMONWEALTH BANK GROUP SUPER; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ISHARES II PUBLIC LIMITED COMPANY; SUNSUPER SUPERANNUATION FUND; SPDR MSCI ACWI EX-US ETF; STATE OF IDAHO, ENDOWMENT FUND INVESTMENT BOARD; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; FUTURE FUND BOARD OF GUARDIANS; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI

366

EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; COMMONWEALTH EMERGING MARKETS FUND 6; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; DELA DEPOSITARY  ASSET MANAGEMENT B.V.; QIC INTERNATIONAL EQUITIES FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI ETF; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; NN (L) EMERGING MARKETS HIGH DIVIDEND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; MERCER QIF FUND PLC; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; PACIFICO LB MASTER FIM; EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; KOPERNIK GLOBAL ALL CAP FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; XTRACKERS (IE) PUBLIC LIMITED COMPANY; INTERVENTURE EQUITY INVESTMENTS LIMITED; XTRACKERS; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; VICTORY MARKET NEUTRAL INCOME FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; CONSTRUCTION  BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; ORI CAPITAL I FIA; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; SCHRODER COLLECTIVE INVESTMENT TRUST; THE TIFF KEYSTONE FUND, L.P.; GENERAL ORGANISATION FOR SOCIAL INSURANCE; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND; MOBIUS LIFE LIMITED; PGIM FUNDS PUBLIC LIMITED COMPANY; ITAU FUNDS - LATIN AMERICA EQUITY FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; WISDOMTREE ISSUER ICAV; POOL REINSURANCE COMPANY LIMITED; LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; KOPERNIK INTERNATIONAL FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; THE MASTER TRUST BANK OF

367

JAPAN, LTD. AS T OF MUTB400021536; PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1; THE BOARD OF THE PENSION PROTECTION FUND; WM POOL - EQUITIES TRUST NO. 75; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; STATE STREET ICAV; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL LONG-TERM OPPORTUNITIES FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; ISHARES IV PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD; CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND; BARTHE HOLDINGS LLC; TYLER FINANCE LLC; LEGAL & GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND; VICTORY CEMP EMERGING MARKET HIGH DIV VOLATILITY WTD INDEX E; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; THE COMMONWEALTH FUND; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; LEGAL  GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; ORI CAPITAL II MASTER FIA; VICTORYSHARES USAA MSCI E. M. VALUE M. ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; PACIFICO LB 2 MASTER FIA; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; COLONIAL FIRST STATE INVESTMENT FUND 50; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; MSCI EQUITY INDEX FUND B - BRAZIL; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; INVESCO STRATEGIC EMERGING MARKETS ETF; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ROBECO CAPITAL GROWTH FUNDS; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; GLOBAL X YIELDCO  RENEWABLE ENERGY INCOME ETF; KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; PINEHURST PARTNERS, L.P.; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; FIDEICOMISO FAE; PENSIOENFONDS WERK EN (RE)INTERGRATIE; SAFARI MASTER PREV CEM FUNDO DE INVESTIMENTO MULTIMERCADO FI; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL; KOLUMBAN II - AKTIEN WELT; PIONEER EMERGING MARKETS EQUITY FUND; MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE; MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP); ASSET MANAGEMENT EXCHANGE UCITS CCF; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; PACIFICO LB PREVIDENCIARIO FIM FIFE; RUSSELL INVESTMENTS INSTITUTIONAL FUNDS LLC SUSTAI; BLK MAGI FUND; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; LEGAL  GENERAL CCF; STICHTING PENSIOENFONDS PGB; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; NATIONAL EMPLOYMENT SAVINGS TRUST; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; IMCO EMERGING MARKETS PUBLIC EQUITY LP; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; MINEWORKERS  PENSION SCHEME; BRITISH COAL STAFF SUPERANNUATION SCHEME; QIC LISTED EQUITIES FUND; JNL EMERGING MARKETS INDEX FUND; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND; NEW AIRWAYS PENSION SCHEME; LGIASUPER TRUSTEE; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; BRIDGEWATER ALL WEATHER SUSTAINABILITY 11%, LP; BRIDGEWATER ALL WEATHER SUSTAINABILITY, LP; COMMONWEALTH GLOBAL SHARE FUND 16; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET; TRINITY COLLEGE CAMBRIDGE; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; FORSTA AP-FONDEN; H.E.S.T. AUSTRALIA LIMITED; NEW YORK STATE COMMON RETIREMENT FUND; NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND; MOMENTUM INVESTMENT

368

FUNDS SICAV-SIF; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF WYOMING; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.